                                  EXHIBIT 99.1


                        [Safety Kleen News Letterhead]


FOR RELEASE: IMMEDIATELY                         CONTACT: ROBERT W. WILLMSCHEN
                                                          (708) 468-2002
                                                          LAURENCE M. RUDNICK
                                                          (708) 468-2408


SAFETY-KLEEN REPORTS THIRD INTERIM PERIOD REVENUE GAIN OF 8%, EARNINGS PER
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SHARE DECLINE OF 10%
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ELGIN, IL, September 28, 1995 -- John G. Johnson, Jr., President and Chief
Executive Officer of Safety-Kleen Corp., announced today that revenue for the Company's third interim reporting period increased 8% to $198 million. Net earnings decreased 9% to $11.1 million. Earnings per share were $.19, compared to $.21 in 1994. Year-to-date revenue increased 10% to $595 million and net earnings increased 6% to $35.3 million. Year-to-date earnings per share were $.61 compared to $.58 in 1994.


Mr. Johnson said, "As we previously announced at the end of August, our operating results this quarter were adversely affected by high waste processing and disposal costs, including the costs for disposal of waste-derived fuels. In the second interim period of 1995, the Company completed negotiations and extended its long-term exclusive supply arrangements with two cement plants and entered into arrangements to manage the waste-derived fuels programs at two additional plants. The Company's cost per gallon for disposal of waste-derived fuel under the new agreements is higher than its historical cost per gallon. In addition, three of these plants were unable to burn normal volumes of waste-derived fuel during the third interim period due to unscheduled fuel burning outages. The total impact of the new agreements and the unscheduled fuel burning outages reduced third quarter net earnings by an estimated $1 million."


Revenue of the Company's North American Automotive/Retail Repair Service was up 1% in the current quarter and revenue of the North American Industrial Parts Cleaner Service was up 7%. Total parts cleaner units in service worldwide increased approximately 33,000 units, or 6%, from the end of the third quarter 1994. Approximately 9,000 of these units resulted from acquisitions.


Johnson said, "Revenue of our Industrial Fluid Recovery Service in North America increased 10% over last year to $28.2 million in the current quarter. We continue to place increased emphasis on the Industrial market and believe that it offers considerable growth opportunities for the Company. Over the past year, we have increased the number

[RECYCLING LOGO] Printed on recycled paper.
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                              [Safety-Kleen LOGO]




of Branch Industrial Managers selling to this market by over 40%. While revenue growth in the current quarter was less than the 15% growth rate experienced in the second quarter, we anticipate improved growth in this line of business."


"Our Oil Recovery Service revenue grew 10% in the current quarter to $30.3 million. This business earned $1.6 million in the current quarter, up from $.9 million last year. The improved profitability stems largely from increased prices for collection of used oil and increased prices for lubricating oil products. Revenue of our European operations grew 15% to $22.5 million, with approximately 40% of the growth resulting from changes in currency translation rates."


Johnson added, "We continue to work on expanding our new Imaging Services business, including integration of the acquisitions made in late 1994 and early 1995. Year-to-date, we have incurred startup losses of almost $2.4 million pre-tax, including approximately $1 million in the current quarter. While this business has been slower to develop than anticipated, we believe that it offers good long-term potential for the Company."


Johnson concluded, "We expect revenues to continue to grow and we are addressing the plant cost issues that lowered operating margins in the current quarter. While unscheduled fuel burning outages at cement kilns are unpredictable, we would expect an improvement in operating costs for these plants in the near future. In addition, we have projects underway to reduce plant operating costs over time, although not all of those issues will be resolved in the fourth quarter."


Safety-Kleen Corp. is the world's largest recycler of automotive and industrial hazardous and non-hazardous fluids. Safety-Kleen's common stock is traded on the New York Stock Exchange under the trading symbol SK.


                                     # # #
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                              [Safety-Kleen LOGO]


                                                CONSOLIDATED STATEMENT OF EARNINGS
                                               (thousands, except per share amounts)

                                                 --------------------------------------------------------------------------
                                                              TWELVE                                  THIRTY-SIX
                                                           WEEKS ENDED                               WEEKS ENDED
                                                 --------------------------------------------------------------------------
                                                 Sept. 9, 1995     Sept. 10, 1994          Sept. 9, 1995     Sept. 10, 1994
                                                 --------------------------------------------------------------------------
Revenue
  North America
    Automotive/Retail Repair Services                  $54,415            $53,796               $166,354           $164,331
                                                 --------------------------------------------------------------------------
    Industrial Services
      Parts Cleaner                                     27,644             25,825                 81,809             78,110
      Fluid Recovery                                    28,211             25,700                 84,576             73,711
                                                 --------------------------------------------------------------------------
      Total Industrial                                  55,855             51,525                166,385            151,821

    Oil Recovery Services                               30,263             27,535                 88,234             79,585
    Other                                               34,450             29,726                105,999             88,536
                                                 --------------------------------------------------------------------------
    Total North America                                174,983            162,582                526,972            484,273

Europe                                                  22,546             19,567                 68,308             58,022
                                                 --------------------------------------------------------------------------

Consolidated Revenue                                   197,529            182,149                595,280            542,295

Operating costs and expenses                           145,239            133,505                436,642            399,271
Selling and administrative expenses                     29,087             24,634                 85,980             76,606
                                                 --------------------------------------------------------------------------

Operating income                                        23,203             24,010                 72,658             66,418
Interest income                                            171                133                    656                390
Interest expense                                        (4,671)            (3,657)               (14,058)            (9,879)
                                                 --------------------------------------------------------------------------

Earnings before income taxes                            18,703             20,486                 59,256             56,929

Income taxes                                             7,577              8,274                 23,928             23,544
                                                 --------------------------------------------------------------------------

Net earnings                                           $11,126            $12,212                $35,328            $33,385
                                                 ==========================================================================
Earnings per common and common
  equivalent share                                       $0.19              $0.21                  $0.61              $0.58
                                                 ==========================================================================
Average number of common and common
  equivalent shares outstanding                         57,849             57,847                 57,854             57,738
                                                 ==========================================================================

Cash dividends per common share                          $0.09              $0.09                  $0.27              $0.27
                                                 ==========================================================================

---------------------------------

1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.
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                              [Safety-Kleen LOGO]


                                                        SAFETY-KLEEN CORP.
                                                          Key Statistics
                                      Thirty-Six Weeks Ended Sept. 9, 1995 and Sept. 10, 1994


                                                 --------------------------------------------------------------------------
                                                                                                                 Percent
                                                       1995              1994                    Change          Change
                                                 ==========================================================================
Parts Cleaners In Service Qtr. End*
-----------------------------------
  Industrial                                           146,739            133,466                 13,273               9.9%
  All Other                                            466,512            446,578                 19,934               4.5%
  Total                                                613,251            580,044                 33,207               5.7%
  Average Service Interval in Weeks                       8.69               7.42                   1.27              17.1%


Oil Recovery Service
--------------------
  Used Oil/Glycol Gallons Collected
    Quarter                                       29.8 Million       31.2 Million           -1.4 Million              -4.5%
    Year-to-Date                                  90.9 Million       88.9 Million            2.0 Million               2.3%

  Avg Price Per Used Oil/Glycol Gal.
   Collected at Branches
    Quarter                                             $0.178             $0.143                 $0.035              24.5%
    Year-to-Date                                        $0.165             $0.138                 $0.027              19.6%

  Avg. Base Oil Selling Price Per Gallon
    Quarter                                             $0.993             $0.945                 $0.048               5.1%
    Year-to-Date                                        $0.995             $0.910                 $0.085               9.3%
                                                 --------------------------------------------------------------------------

* The number of Parts Cleaners in the all other category in 1995, include approximately 9,000 machines added as a result of acquisitions.